Simpson Thacher & Bartlett LLP
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VIA EDGAR	May 27, 2021

Re:	Cedar Fair, L.P.

Canada’s Wonderland Company

Magnum Management Corporation

Millennium Operations LLC

and Subsidiary Guarantors

Registration Statement on Form S-4

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”), Canada’s Wonderland Company, a Nova Scotia unlimited liability company (“Cedar Canada”), Magnum Management Corporation, an Ohio corporation (“Magnum”), and Millennium Operations LLC (“Millennium” and, collectively with Cedar Fair, Cedar Canada and Magnum, the “Issuers”), and the additional registrants listed therein (collectively, the “Guarantors,” and, together with the Issuers, the “Registrants”), we have submitted for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Issuers’ offer to exchange $300,000,000 aggregate principal amount of its 6.500% Senior Notes due 2028 (the “Exchange Notes”) for any and all of its outstanding 6.500% Senior Notes due 2028, CUSIP numbers 150190AH9 and U12589AD6 (the “Outstanding Notes”), which were offered and sold in October 2020 in reliance upon Rule 144A and Regulation S under the Securities Act.

The Registrants are registering the exchange offer on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers.) The Registrants have further authorized us to include the following representation to the Staff of the Commission:

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Securities and Exchange Commission		Simpson Thacher & Bartlett LLP

	-2-	May 27, 2021

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2. No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The filing fee for the S-4 Registration Statement in the amount of $32,730 has previously been deposited by wire transfer of same day funds to the Commission’s account at US Bank.

If you have any questions on the above-referenced S-4 Registration Statement, please contact Risë Norman at (212) 455-3080 or Ben Massey at (212) 455-3633.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP